Filed by GreenPoint Financial Corp.
                       Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

                                     Subject Company: GreenPoint Financial Corp.
                                                     Commission File No. 0-22516

On February 17, 2004, the following analyst presentation was made with respect to the proposed merger of North Fork Bancorporation, Inc. and GreenPoint Financial Corp.:

[Map of North Fork and GreenPoint locations]

                                                     [North Fork logo]


                                               Acquisition of
                                               GreenPoint Financial


                                            Creating the Dominant
                                            New York Metropolitan Franchise

TRANSACTION SUMMARY                                            [North Fork logo]

Purchase Price per Share:                    $46.00 per GreenPoint share (1)

Fixed Exchange Ratio:                        1.0514x North Fork shares for
                                             each GreenPoint share - no walk
                                             away, no collars

Aggregate Purchase Price:                    $6.31 Bn

Consideration:                               100% Stock - tax free exchange

Board Representation:                        5 including Thomas Johnson &
                                             Bharat Bhatt

Reciprocal Termination Fee:                  $250mm

Due Diligence:                               Completed

Anticipated Closing:                         Fourth Quarter 2004



(1)  Based on North Fork closing price as of February 13, 2004

TRANSACTION MULTIPLES                                          [North Fork logo]

Multiple of Tangible Book                      4.2x

Multiple of 2004E EPS (1)                     12.1x

Multiple of 2004E EPS with Cost Savings (2)    9.4x

Premium to Total Deposits (3)                   27%



(1)  Based on I/B/E/S 2004 median consensus of $3.79
(2)  Assumes ESOP and Cost Savings of $126.7 million are fully phased in for
     2004
(3) Excludes $1.2 billion of the purchase price as an allocation to GreenPoint Mortgage

FINANCIAL AND STRATEGIC RATIONALE                              [North Fork logo]

Financially Compelling
----------------------

- A record setting accretion of 12% to GAAP EPS
- Accretion to Tangible Book Value of $1.00


Strategically Attractive
------------------------
- Significant market share and customer base expansion
- Segmented branding opportunity in highly desirable metro New York market
- Two simple business models unite
- Expanded penetration in the world's most attractive market, serving diverse customer segments with two strong brands
- Experienced management team

CREATING THE DOMINANT METRO NEW YORK BANK                      [North Fork logo]

North Fork Brings...                               GreenPoint brings...

- Proven skill set in commercial                   - A proven skill set in
  banking                                            consumer banking
- A track record of strong organic                 - Strong core deposit growth
  growth                                           - Sophisticated consumer
- A full range of right size                         products & services
  commercial banking products for                  - A leading mortgage company
  the NY market


                                  New Company

                  The blend of 2 simple and highly successful
                stories driven by a proven management team with an eye toward profitability driven by efficiency and best in class products and services

EXPERIENCED MANAGEMENT TEAM                                    [North Fork logo]

                                 John Adam Kanas
                           President, Chairman & CEO
                           North Fork Bancorporation

             John Bohlsen                          Daniel M. Healy
             Vice Chairman                             EVP & CFO

            Bharat Bhatt                          John Adam Kanas
      EVP North Fork Bancorporation               President & CEO
           President & CEO                        North Fork Bank
           GreenPoint Bank

             S.A. Ibrahim
            President & CEO
          GreenPoint Mortgage

DUAL BRANDING RATIONALE                                        [North Fork logo]

Two Strong Brand Names serving two different customer bases


          North Fork                   GreenPoint
        Entrepreneurs                  Consumers


- Straightforward market segmentation exercise
- Focus on customer retention and growth through tailored products
- Maintain consistent, high quality service at branches with the focus on the customer experience

DOMINANT IN THE NY MARKET                                      [North Fork logo]

North Fork will be the largest bank in the New York Area serving the local market with the 4th largest deposit market share


Rank          Institution                        Deposits         Branches        Market Share
----------------------------------------------------------------------------------------------
1            J.P. Morgan Chase & Co. (NY)        $133,479           498              28.27%
2            Citigroup Inc. (NY)                  111,957           293              23.71
3            Bank of New York Co. (NY)             32,509           230               6.88
4            NFB/GPT Pro Forma                     26,636           270               5.64
----------------------------------------------------------------------------------------------
4            HSBC Holdings plc                     25,273           235               5.35
5            Bank of America Corp. (NC)            20,865           214               4.42
----------------------------------------------------------------------------------------------
6            NORTH FORK                            14,063           180               2.98
7            GREENPOINT                            12,573            90               2.66
8            Washington Mutual Inc. (WA)           12,319           133               2.61
9            Astoria Financial Corp. (NY)          11,248            95               2.38
10           New York Community Bancorp (NY)       10,543           142               2.23
11           Deutsche Bank AG                       9,558             4               2.09
12           Independence Comm. Bank Corp. (NY)     6,851            68               1.45
13           Bank Hapoalim B.M.                     5,100            11               1.08
14           Emigrant Bancorp Inc. (NY)             4,987            37               1.06
15           Apple Bank for Savings (NY)            4,917            51               1.04


Source: SNL DataSource. Deposit data as of June 30, 2003. Includes pending ownership.

Note: Metro NY region includes New York, Bronx, Kings, Nassau, Queens, Richmond, Rockland, Suffolk, and Westchester counties.

MARKET LEADERSHIP                                              [North Fork logo]

Significantly Expands Market Share

[Bar Graph]
                      Ranking          Stand Alone             Pro Forma
                                      Market Share %         Market Share %

Suffolk, NY              1                16.4                    20.1
Nassau, NY               1                 6.4                    16.9
Queens, NY               2                 7.8                    14.7
Kings, NY                5                 1.7                    10.7
Bronx, NY                5                 6.8                     7.0
Westchester, NY          8                 1.7                     3.7
New York, NY             5                 2.7                     4.3
Richmond, NY             9                 0.0                     0.9
Rockland, NY            12                 2.2                     2.2


Source: SNL DataSource. Deposit data as of June 30, 2003. Includes pending ownership.

Excludes HQ branches (representing large corporate deposits) for Citigroup, J.P. Morgan Chase, HSBC, Bank of New York, Deutsche Bank and Bank of America/Fleet

BRANCH AND BRAND PLANS                                         [North Fork logo]

- Identified over 20 GreenPoint locations that we believe would grow faster and be more profitable as a North Fork Bank branch

- Identified 10-15 North Fork locations that we believe would grow faster and be more profitable as a GreenPoint Bank branch

- Identified up to 15 branch consolidation opportunities

- Identified approximately 10 GreenPoint locations that can host a North Fork Bank branch in the building

OVERVIEW OF NORTH FORK                                         [North Fork logo]

- Among one of the highest performing commercial banks in the nation

- Approximately $26 billion in assets, $18 billion in deposits and 250 branches in prime New York metropolitan locations

- Low risk profile

- Proven acquiror


                                  North Fork
                    As of December 31, 2003 ($ in millions)
                    ---------------------------------------
                    Total Assets                    $25,934
                    Deposits                         18,436
                    Net Loans                        14,457
                    Common Equity                     2,370
                    Tangible Common Ratio             5.19%


NFB includes the pending acquisition of TCNJ

OVERVIEW OF GREENPOINT                                         [North Fork logo]

- The largest retail bank in the New York Metropolitan area

- Approximately $23 billion in assets, $13 billion in deposits and 90 branches in prime New York metropolitan locations

- Low risk profile

- Carved out a niche in a relatively uncompetitive segment of the residential mortgage market

- Highly valuable franchise, impossible to duplicate


                                   GreenPoint
                    As of December 31, 2003 ($ in millions)
                    ---------------------------------------
                    Total Assets                    $22,985
                    Deposits                         12,546
                    Net Loans                         9,963
                    Common Equity                     1,839
                    Tangible Common Ratio             6.53%

GREENPOINT MORTGAGE                                            [North Fork logo]

- A national mortgage originator focused on high margin, speciality loans

- Among the Top 10 Largest Wholesale Lenders

     - $39 billion in total originations for 2003

     - $12 billion in speciality loans (Alt A, No-Doc)

- Counter-cyclical, representing less than 20% of income

- Strong, proven management team

ECONOMIC ASSUMPTIONS                                           [North Fork logo]

- 11% cost savings on combined institution

- Assmes no incremental share repurchases or leverage of capital

- Assumes no revenue enhancements

- Core deposit intangible equal to 1.5% of GreenPoint's core deposits, amortized SYD over 11 years

RESTRUCTURING CHARGE                                           [North Fork logo]

($ in millions)                      Pre-Tax                 After-Tax
--------------------------------------------------------------------------------
Merger Expense                       $ 47.8                   $ 39.4

Contracts and Severance               137.6                    105.3

Facility and Equipment                 14.0                      8.4

Other                                  15.0                      9.0
--------------------------------------------------------------------------------
Total Restructuring Charge           $214.4                   $162.1

COST SAVINGS                                                   [North Fork logo]

$ in millions
                    2005 Cost         % of             % of           % of
                     Savings        GreenPoint       GreenPoint      Combined
                                       Bank          Financial      Institution
--------------------------------------------------------------------------------
Salaries            $ 52.1             41%              20%             10%

Occupancy &
Equipment             15.7             27%              16%              8%

Other Operating
Expenses              30.8             38%              21%             13%
--------------------------------------------------------------------------------
Total Operating
Expenses              98.6             37%              19%             11%

ESOP Expense          31.1
--------------------------------------------------------------------------------
Total Non-interest
Expense             $129.7

COST SAVINGS BY FUNCTION                                       [North Fork logo]

$ in millions
                                           2005 Savings          % of Expense
                                                                      Base
--------------------------------------------------------------------------------
Branch Network                               $ 8.8                    10%

Branch Operations/Support                     25.0                    28%

Bank Data Processing/Technology               10.8                    71%

Executive and Corporate Support               54.0                    72%
--------------------------------------------------------------------------------
   Bank Expense Base                         $98.6                    37%

Mortgage Banking                               -                       0%
--------------------------------------------------------------------------------
   Company-wide Expense Base                 $98.6                    19%

IMMEDIATELY ACCRETIVE TO NFB EPS                               [North Fork logo]

2004 - assumes 0% Cost Savings, October 1, 2004 close

($ in thousands, except per share amounts)

                                After Tax          EPS*         Shares
--------------------------------------------------------------------------------
NFB                             $455,071          $2.84         160,011

GPT                              107,873           3.79          28,480

Purchase Accounting**              9,068

ESOP Expense Savings               5,139
--------------------------------------------------------------------------------
   Pro Forma                     577,150           2.92          197,555

Cost Savings                           0

Tax Efficiencies                   6,910
--------------------------------------------------------------------------------
   Pro Forma with Efficiencies  $584,060          $2.96          197,555

EPS Accretion                                     $0.11

EPS Accretion %                                     4.0%

* I/B/E/S mean estimates
** includes purchase accounting and core deposit intangible items

IMMEDIATELY ACCRETIVE TO NFB EPS                               [North Fork logo]

2005 - assumes 100% Cost Savings

($ in thousands, except per share amounts)

                               After Tax           EPS*           Shares
--------------------------------------------------------------------------------
NFB                          $  533,573           $3.14           170,198

GPT                             444,310            4.19           105,919

Purchase Accounting**            36,272

ESOP Expense Savings             20,554
--------------------------------------------------------------------------------
   Pro Forma                  1,034,710            3.23           320,373

Cost Savings                     65,060

Tax Efficiencies                 28,165
--------------------------------------------------------------------------------
   Pro Forma with
   Efficiencies              $1,127,934           $3.52           320,373

EPS Accretion                                     $0.39

EPS Accretion %                                   12.3%


*I/B/E/S mean estimates
** includes purchase accounting and core deposit intangible items

PRO FORMA BALANCE SHEET                                        [North Fork Logo]

($ in million except per share amounts)  NFB*        GreenPoint       Pro Forma
        Tangible Assets                    24,851       22,590            47,747
        Core Deposit Intangible                53          -                 174
        Goodwill                            1,030          395             6,038
--------------------------------------------------------------------------------
          Total Assets                     25,934       22,985            53,959

        Deposits                           18,436       12,546            31,050
        Borrowings                          4,678        7,892            13,080
        Other Liabilities                     450          708               889
--------------------------------------------------------------------------------
          Total Liabilities                23,564       21,146            45,019
        Total Equity                        2,370        1,839             8,940
--------------------------------------------------------------------------------
          Total Liabilities and Equity     25,934       22,985            53,959

        Shares Outstanding                172,894      131,716           323,069
        Book Value                     $    13.71   $    13.96        $    27.67
        Tangible Book Value            $     7.44   $    10.96        $     8.44

        Tangible Book Accretion                                       $     1.00
        Percentage TBV Accretion                                           13.4%


* NFB includes the pending acquisition of TCNJ
                                                                              20

REVENUE DIVERSIFICATION                                        [North Fork Logo]

                                  [Pie Chart]

                        North Fork (1)         Pro Forma

Net Interest Income            85%                   68%
Fee Income                     15%                   32% (Mortgage Banking
                                                         Contribution is Less
                                                         than 20%)
                      $1.1 billion          $2.4 billion

(1) Pro Forma for the acquisition of TCNJ
                                                                              21

LOAN DIVERSIFICATION                                           [North Fork Logo]

                                  [Pie Chart]

                    North Fork (1)     GreenPoint     New Company

Resid Mtg                  20%                88%             47%
Multifamily                25%                 2%             16%
Comm'l Mtg                 24%                10%             18%
C&I                        16%                 -              10%
Consumer                   13%                 -               8%
Constr/Land                 2%                 -               2%
                 $14.5 billion      $10.0 billion   $24.5 billion

(1) Pro Forma for the acquisition of TCNJ
                                                                              22

DEPOSIT DIVERSIFICATION                                        [North Fork Logo]

                                  [Pie Chart]

                    North Fork (1)     GreenPoint     New Company

DDA                        26%                 3%             17%
Sav, NOW, MM               51%                62%             55%
Time                       23%                35%             28%
                 $18.4 billion      $12.6 billion   $31.0 billion

(1) Pro Forma for the acquisition of TCNJ
                                                                              23

COMMERCIAL BANK RANKINGS                                       [North Fork Logo]

$ in millions                                                      Market
               Rank       Bank Holding Company                 Capitalization
--------------------------------------------------------------------------------
                10      SunTrust Banks, Inc.                 $          20,800
                11      BB&T Corporation                                20,252
                12      State Street Corporation                        18,172
                13      PNC Financial Services Group, Inc. (The)        15,825
                14      Mellon Financial Corporation                    14,246
                15      Regions Financial Corporation (1)               14,239
               ---------------------------------------------------------------
                16      NFB/GPT PRO FORMA                               13,722
               ---------------------------------------------------------------
                16      KeyCorp                                         13,182
                17      M&T Bank Corporation                            11,368
                18      SouthTrust Corporation                          11,331
                19      Northern Trust Corporation                      10,779
                20      Comerica Incorporated                           10,077
                21      AmSouth Bancorporation                           8,825
                22      Marshall & Illsley Corporation                   8,782
                23      Charter One Financial, Inc.                      8,271
                24      UnionBanCal Corporation                          7,818
               ---------------------------------------------------------------
                25      North Fork (1)                                   7,399
               ---------------------------------------------------------------
                26      Synovus Financial Corp.                          7,549
                27      Popular, Inc.                                    5,992

Market pricing as of February 13, 2004
(1) Pro Forma for pending acquisition
                                                                              24

GREENPOINT OPPORTUNITIES                                       [North Fork Logo]

Strategically And Financially Accretive
Not Reflected in Accretion Analysis
--------------------------------------------------------------------------------
* The impact of the North Fork style incentive compensation programs for the GreenPoint employee to further increase deposit growth

* The improvement of GreenPoint Bank's net interest margin by transforming the balance sheet over time to include higher earning assets

* Increased market visibility of GreenPoint Bank as a result of this transaction

* Increased local residential mortgage volume as a result of referrals from North Fork to GreenPoint Mortgage

NORTH FORK OPPORTUNITIES                                       [North Fork Logo]

Strategically And Financially Accretive
Not Reflected in Accretion Analysis
--------------------------------------------------------------------------------

* Increased small business lending volumes as a result of referrals of GreenPoint customer base

*   Exposure to larger borrowers as a result of the combined balance sheet

*   The ability to expand the branch system at a very low cost

* An opportunity to take deposits from over 5,000 small business customers already borrowing from GreenPoint

COMBINED OPPORTUNITIES                                         [North Fork Logo]

Strategically And Financially Accretive
Not Reflected in Accretion Analysis
--------------------------------------------------------------------------------

*   Increased visibility in the market place

*   The value of a far more diversified revenue stream

*   The possibility of the growth rate being under estimated

* A dramatic improvement in North Fork's terminal value as a result of its dominant market share

[Map of North Fork and GreenPoint locations]

                                                     [North Fork logo]


                                               Acquisition of
                                               GreenPoint Financial


                                            Creating the Dominant
                                            New York Metropolitan Franchise

FORWARD LOOKING STATEMENTS                                     [North Fork logo]

- This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the merger between North Fork Bancorporation, Inc. ("North Fork") and GreenPoint Financial Corp. ("GreenPoint"), including future financial and operating results, North Fork's plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current belies and expectations of North Fork's and GreenPoint's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements:
  the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of North Fork and GreenPoint stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any revenue synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally. Additional factors that could cause North Fork's and GreenPoint's results to differ materially from those described in the forward-looking statements can be found in the 2002 Annual Reports on Forms 10-K of North Fork and GreenPoint, and in the Quarterly Reports on Form 10-Q of North Fork and GreenPoint filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission's internet site (http://www.sec.gov). The forward-looking statements in this presentation speak only as of the date of the presentation, and neither North Fork nor GreenPoint assumes any obligation to update the forward-looking statements or to update the reasons why actual results could differ from those contained in the forward-looking statements.

- STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Stockholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about North Fork and GreenPoint, without charge, at the Securities and Exchange Commission's internet site (http://www.sec.gov). Copies of the join proxy statement/prospectus can also be obtained, without charge, by directing a request to North Fork Bancorporation, Inc., 275 Broadhollow Road, Melville, NY 11747; Attention: Corporate Secretary, 631-844-1252; or GreenPoint Financial Corp., 90 Park Avenue, New York, New York 10016;
  Attention: Richard Humphrey, 212-834-1201.

- The respective directors and executive officers of North Fork and GreenPoint and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. INFORMATION REGARDING NORTH FORK'S DIRECTORS AND EXECUTIVE OFFICERS IS AVAILABLE IN ITS PROXY STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BY NORTH FORK ON MARCH 21, 2003, AND INFORMATION REGARDING GREENPOINT'S DIRECTORS AND EXECUTIVE OFFICERS IS AVAILABLE IN ITS PROXY STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BY GREENPOINT ON MARCH 28, 2003. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the Securities and Exchange Commission when they become available.

                                                                              29